March 14, 2011

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC  20549

Attention:                                         John Reynolds, Assistant Director

Pamela Howell

Damon Colbert

Re:                     Cintas Corporation
Form 10-K for the fiscal year ended May 31, 2010
File No. 001-113999

Ladies and Gentlemen:

Cintas Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 7, 2011 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended May 31, 2010 (the “Form 10-K”).

Below are the Company’s responses.  For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Item 9.01. Financial Statements and Exhibits

Comment:                         We note that you have not included all of the exhibits and/or schedules to Exhibits 10.1, 10.3 and 10.5. Please confirm that you will file a complete copy of these exhibits with your next Exchange Act periodic report.

Response:

The Company will refile Exhibits 10.1, 10.3 and 10.5 to its Current Report on Form 8-K filed with the Commission on October 1, 2010 in their entirety, including exhibits and/or schedules, as applicable, as exhibits to its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2011.  The Company may seek confidential treatment for portions of such exhibits and/or schedules, to the extent appropriate.

*            *            *

In connection with the above response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 513-573-4020.

Sincerely,

/s/	Scott D. Farmer
Scott D. Farmer
Chief Executive Officer